November 12, 2014

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Services, Inc. (“UHS”) Form 10-Q for the Quarterly Period Ended June 30, 2014, as filed on August 8, 2014

File No. 001-10765

Dear Mr. Rosenberg:

This letter is being written in connection with the Staff’s examination of the filing referenced above. Set forth below is our response to the comment included in the Staff’s letter to us dated October 29, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Charity care and uninsured discounts, page 36

1)	Please provide us an analysis explaining why your allowance for doubtful accounts decreased from $395 million at December 31, 2013 to $237 million at June 30, 2014. Include in your response a roll forward of activity within the allowance for the six months ended June 30, 2014 with explanation of how you determined that provision was reasonable and with the details of write-offs. Explain why your allowance which is 16.3% of accounts receivable at June 30, 2014 is adequate as compared to 26.1% as of December 31, 2013. Further, provide us proposed disclosure to be included in your future filings beginning with your September 30, 2014 Form 10-Q explaining and analyzing the adequacy of your allowance as a percentage of accounts receivable and discussing the effect of the decrease in your allowance on your 2014 results of operations.

Response:

First, we appreciate your time in discussing this matter with us in greater detail via telephone on November 4, 2014. As we discussed that day, the balances residing in allowance for doubtful accounts are generally impacted by amounts that are classified as provision for doubtful accounts on our Condensed Consolidated Statements of Income. Although the allowance of doubtful accounts represents a component of the various reserves applied against our gross accounts receivable in calculating our net accounts receivable balance, there are various deductions applied against our gross revenues in computing net revenues, and various allowances applied against our gross accounts receivable in computing net accounts receivable. Amounts classified among these accounts can vary routinely and relatively significantly from period to period based upon, among other things, factors such as, changes in payor mix of our patients, changes in composition of insured vs. uninsured patients, changes in our internal charity care and uninsured discount policies and changes in co-pays and deductibles of our insured patients.

Effective January 1, 2014, in response to market conditions and other considerations, we modified our uninsured discount policy and increased the discount to 60% of gross charges from 30% previously. The increase in the uninsured discount in 2014 had no material impact on our net revenues, net income attributable to UHS or net accounts receivable, as compared to prior year periods. However, since we expect to collect only a small portion of amounts due from our uninsured patients, this change resulted in an increase in uninsured discounts and a decrease in the provision for doubtful accounts, which we experienced during the six-month period ended June 30, 2014 and the nine-month period ended September 30, 2014, as compared to the comparable prior year periods.

In addition, our patient registration process includes an interview of the patient or the patient’s responsible party at the time of registration. At that time, an insurance eligibility determination is made and an insurance plan code is assigned. There are various pre-established insurance profiles in our patient accounting system which determine the expected insurance reimbursement for each patient based on the insurance plan code assigned and the services rendered. Certain patients may be classified as Medicaid pending at registration based upon a screening evaluation if we are unable to definitively determine if they are currently Medicaid eligible. When a patient is registered as Medicaid eligible or Medicaid pending, our patient accounting system records net revenues for services provided to that patient based upon the established Medicaid reimbursement rates, subject to the ultimate disposition of the patient’s Medicaid eligibility. When the patient’s ultimate eligibility is determined, reclassifications may occur which impacts the reported amounts in future periods for the provision for doubtful accounts and other accounts such as Medicaid pending. Although the patient’s ultimate eligibility determination may result in amounts being reclassified among these accounts from period to period, these reclassifications do not have a material impact on our net revenues, net income attributable to UHS or net accounts receivable since our facilities make estimates at each financial reporting period to reserve for amounts that are deemed to be uncollectible.

The above-mentioned factors have an impact on amounts recorded as provision for doubtful accounts and allowance for doubtful accounts, from period to period, and were the primary cause of the reduction in our allowance for doubtful accounts as of June 30, 2014 as compared to December 31, 2013. However, the reduction caused by these factors did not materially impact our 2014 results of operations.

We compute and report net patient service revenues and net accounts receivable at the estimated net realizable amounts from patients and third-party payors and others when services are rendered. We have agreements with third-party payors that provide for payments to us at amounts different from our established rates. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, discounted charges and per diem payments. Estimates of contractual allowances under managed care plans are based upon the payment terms specified in the related contractual agreements. We closely monitor our historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to assure that provisions are made using the most accurate information available. We estimate our Medicare and Medicaid net revenues using the latest available financial information, patient utilization data, government provided data and in accordance with applicable Medicare and Medicaid payment rules and regulations.

In addition, we routinely analyze the adequacy of the aggregate deductions applied against gross revenues in computing our net revenues and net accounts receivable at the time of service. The analysis of our aggregate net accounts receivable includes, among other things, a hindsight liquidation analysis which is performed on a quarterly basis. This analysis is based upon the actual cash collection activity of our patient accounts to validate that our total deductions reserving methodology and assumptions were reasonable. Adjustments to our established reserves are recorded if and when the hindsight liquidation analysis or other more recent changes in collection patterns indicate that adjustments may be warranted. However, historically, these adjustments have not had a material impact on our consolidated financial statements indicating that our established aggregate reserves have been adequately stated at each reporting period.

The disclosure in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operation-Charity Care, uninsured discount and provision for doubtful accounts (page 38) in our Form 10-Q for the quarterly period ended September 30, 2014 (as filed on November 7, 2014) has been expanded to provide a more detailed description of the above-mentioned factors that resulted in changes in our provision for doubtful accounts, and in turn, the allowance for doubtful accounts. Should the Staff have any additional questions, or require any additional information, my contact information is provided below.

Other:

Also pursuant to your request, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration and cooperation regarding this matter.

Sincerely,

/s/ Steve Filton
Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406
610-768-3319 (telephone)
610-768-3318 (fax) steve.filton@uhsinc.com (email)

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